UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 24,062,988 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 24,062,988 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,062,988 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 27.9%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 200,000 shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), and shares of Issuer’s Common Stock issuable to AMC and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 62,401,177 shares outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2016, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 24,062,988 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 24,062,988 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,062,988 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 27.9%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 200,000 shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), and shares of Issuer’s Common Stock issuable to AMC and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 62,401,177 shares outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2016, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,399,324 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,399,324 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,399,324 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 6.6%*

14	Type of Reporting Person (See Instructions): OO

(1) Includes shares of the Issuer’s Common Stock issuable to AMC Starplex, LLC (“AMCS”) if AMCS chooses to redeem all Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 62,401,177 shares outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2016, plus (ii) the shares issuable to AMCS if AMCS chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS.

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405. This Amendment No. 7 reflects changes to Items 2, 4 and 6.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby supplemented as follows:

On March 31, 2016, AMC Entertainment Inc. merged with and into Holdings, its direct parent company.  As a result of the merger, AMC became a direct subsidiary of Holdings.

Set forth on Schedule A to this Amendment No. 7 and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or persons listed on Schedule A to Amendment No. 7 has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws.

Neither the filing of this Amendment No. 7 nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons is the beneficial owner of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Order in Item 6 is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On July 24, 2016, Holdings entered into a definitive merger agreement with Carmike Cinemas, Inc. (“Carmike”) pursuant to which Holdings agreed to acquire Carmike through a merger of a wholly-owned subsidiary of Holdings with and into Carmike.  On December 20, 2016, in resolution of a complaint filed by the U.S. Department of Justice, Antitrust Division (the “DOJ”) (the “Complaint”), the United States District Court for the District of Columbia issued a Hold Separate Stipulation and Order (the “Order”) requiring the Reporting Persons to divest shares of Common Stock of the Issuer to reduce the beneficial ownership of the Reporting Persons to 4.99% of the outstanding shares of the Issuer on a fully converted basis. Pursuant to the Order, the Reporting Persons must divest the Common Shares of the Issuer pursuant to the following schedule:

•                  On or before December 20, 2017, the Reporting Persons shall own no more than 15.0% of the outstanding shares of the Issuer on a fully converted basis.

•                  On or before December 20, 2018, the Reporting Persons shall own no more than 7.5% of the outstanding shares of the Issuer on a fully converted basis.

•                  By June 20, 2019, the Reporting Persons will own no more than 4.99% of the outstanding shares of the Issuer on a fully converted basis.

The DOJ, in its sole discretion, may agree to one or more extensions of the above referenced time periods, not to exceed 60 days in total.

Pursuant to the Order, the Reporting Persons are enjoined from making any additional acquisitions, directly or indirectly, of the Common Shares of the Issuer except in situations involving an adjustment resulting from annual audience attendance or an acquisition of a movie theatre or movie theatre chain by the Reporting Persons.  If the Reporting Persons’ ownership of the Common Shares of the Issuer exceeds the applicable threshold as a result of the situations described above, the Reporting Persons will have 90 days to sell down their shares so that their ownership complies with the applicable threshold.

The Order provides that the sale of the Common Shares may be made by open market sale, public offering, private sale, repurchase by the Issuer, or a combination thereof; provided, however, that sales may not be made by private sale or placement to any person who provides pre-show and cinema advertising services other than the Issuer without the consent of the DOJ.  Additionally, the Order prohibits the Reporting Persons from holding any governance rights in the Issuer, including any seats on the Issuer’s Board of Directors, and from exercising any voting rights in the Issuer unless the DOJ, in its sole discretion, otherwise consents.  The Order also prohibits the Reporting Persons from:

•                  Suggesting, individually or as part of a group, any candidate for election to the Issuer’s Board of Directors, or having any officer, director, manager, employee, or agent serve as an officer, director, manager, employee, or in a comparable position with or for the Issuer;

•                  Using or attempting to use any ownership interest in the Issuer to exert any influence over the Issuer in the conduct of the Issuer’s business, including but not limited to, the Issuer’s strategies regarding the pricing of the Issuer’s services;

•                  Using or attempting to use any rights or duties under any advertising agreement or relationship between the Reporting Persons and the Issuer (including any rights or duties the Reporting Persons may have as a customer of the Issuer), to influence the Issuer in the conduct of the Issuer’s business with respect to any person other than the Reporting Persons;

•                  Participating in, being present at, or receiving any notes, minutes, or agendas of, information from, or any documents distributed in connection with, any nonpublic meeting of the Issuer’s Board of Directors or any committee thereof, or any other governing body of the Issuer. For purposes of this provision, the term “meeting” includes any action taken by consent of the relevant directors in lieu of a meeting;

•                  Voting or permitting to be voted any the Issuer shares that Reporting Persons own unless the DOJ, in its sole discretion, otherwise consents;

•                  Communicating to or receiving from any officer, director, manager, employee, or agent of the Issuer any nonpublic information regarding any aspect of Reporting Persons’ or the Issuer’s business, including any plans or proposals with respect thereto; and

•                  Proposing to any officer, director, manager, employee, or agent of the Issuer that the Issuer merge with,

acquire, or sell itself to another person.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:    Joint Filing Agreement, dated December 30, 2016.

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMC and AMCS are set forth below, as of December 30, 2016. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Lin Zhang	Chairman of the Board and Director (Holdings), President of Beijing Wanda Culture Industry Group	China

Adam M. Aron	Chief Executive Officer and President (Holdings, AMC, and AMCS); Director (Holdings)	United States

Jack Gao	Director (Holdings), Group Vice President of Wanda Cultural Industry Group & CEO of Wanda Film Holdings Company	United States

Anthony J. Saich	Director (Holdings), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Maojun (John) Zeng	Director (Holdings), President of Wanda Cinema Line Co., Ltd.	China

Lloyd Hill	Director (Holdings), Retired	United States

Gary F. Locke	Director (Holdings), Owner of Locke Global Strategies, LLC	United States

Howard Koch	Director (Holdings), Principal of The Koch Company	United States

Kathleen Pawlus	Director (Holdings), Retired	United States

Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Holdings, AMC	United States

and AMCS); Director (AMC)

Elizabeth Frank	Executive Vice President, Chief Content & Programming Officer (Holdings, AMC and AMCS)	United States

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMC, and AMCS); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Development (Holdings, AMC, and AMCS)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMC and AMCS)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMC and AMCS); Director (AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMC and AMCS)	United States

Carla Sanders	Senior Vice President, Human Resources (Holdings, AMC and AMCS)	United States

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2016

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMC STARPLEX, LLC

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary